UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Magnetek, Inc.

(Name of Subject Company)

Magnetek, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities)

Peter M. McCormick

President and Chief Executive Officer

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin 53051

(262) 783-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott S. Cramer Vice President, General Counsel and Corporate Secretary Magnetek, Inc. N49 W13650 Campbell Drive Menomonee Falls, Wisconsin 53051 (262) 783-3500	Patrick G. Quick Spencer T. Moats Foley& Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Magnetek, Inc., a Delaware corporation (the “Company” or “Magnetek”), initially filed with the Securities and Exchange Commission on August 5, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Megatron Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 5, 2015 (as amended and supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $50.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares (which, together with the Offer to Purchase, constituted the “Offer”). The Offer to Purchase and Letters of Transmittal were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Amendments to Schedule 14D-9

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the fourth paragraph of subsection “Tender Offer”:

“On August 24, 2015, Parent, the Purchaser and Magnetek entered into a letter agreement (the “Letter Agreement”) amending the Merger Agreement, to provide for the purchase (the “UK Purchase”) by Columbus McKinnon Corporation Limited, a wholly owned subsidiary of Parent (“CMCO UK”), from Magnetek of all of the outstanding shares of Magnetek (UK) Limited, a wholly owned subsidiary of Magnetek. The purchase price to be paid by CMCO UK to Magnetek in the UK Purchase will be £1,200,000 and the closing of the UK Purchase is expected to take place immediately prior to the acceptance for payment of Shares in the Offer.

The foregoing summary of the terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement itself, which is incorporated herein by reference and a copy of which has been filed as an exhibit hereto.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the following at the end of the subsection “Regulatory Approvals–Antitrust Laws”:

“Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m., New York City time, on August 20, 2015, which was the 15th calendar day following the submission of the Company’s HSR Filing.”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(9)	Letter Agreement Amending Merger Agreement, dated August 24, 2015 by and among Columbus McKinnon Corporation, Megatron Acquisition Corp. and Magnetek, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2015

Magnetek, Inc.

By:	/s/ Marty J. Schwenner
Marty J. Schwenner
Vice President and Chief Financial Officer